Miami Days Corp.
                            1504 Bay Road, Suite 924
                              Miami, Florida 33139
                            Telephone:(786)-222-7673

                                                                February 6, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Loan Lauren P. Nguyen

     Re:  Miami Days Corp.
          File Number 333-183814

Dear Mrs. Nguyen:

     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Miami Days Corp. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 3:00 pm on Friday, February 8, 2013, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

     1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

     3. The Company may not assert the declaration of effectiveness or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile
(516) 887-8250, email address david@dlubinassociates.com.

     Thank you for your attention to this matter.

                                          Very truly yours,

                                          MIAMI DAYS CORP.


                                          By: /s/ Bojan Didic
                                              ----------------------------------
                                          Name:  Bojan Didic
                                          Title: President
                                                 (Principal Executive, Financial
                                                 and Accounting Officer)